PINNACLE DATA SYSTEMS, INC.

2006 ANNUAL REPORT TO

SHAREHOLDERS

PINNACLE DATA SYSTEMS, INC.

2006 ANNUAL REPORT

To Our Shareholders,

Since Pinnacle Data Systems, Inc. (PDSi) was founded in 1989, we have been guided by people and principles committed to core values and a desire to provide value-added services and products to our customers. The Company has grown significantly during the past 18 years and has developed a number of competencies in manufacturing and repairing the computer technologies deployed in the products of its original equipment manufacturer (OEM) customer base.

Today, PDSi is engaged in the Electronics Manufacturing Services (EMS) industry, servicing niche market needs in this $200+ billion industry that is highly competitive and where differentiation is our key to success. Our strategy is to offer full product lifecycle services to OEMs on a global basis that most small EMS or specialty service companies cannot provide, and at lower volumes than are attractive to the larger global EMS companies that dominate the industry.

Following my election as President and Chief Executive Officer in March 2006, I initiated efforts to focus our resources and energies on building a higher level of professional service offerings to complement and aid the growth of our manufacturing and repair businesses.

My first priority was to instill the purpose of a mission and the goals of a vision to guide us through the challenges and opportunities of becoming an enduring company of great character, and capable of providing significant returns for all of our stakeholders well into the future.

Our MISSION is to improve the lives of all of the stakeholders of the Company by:

•	Increasing the value of our SHAREHOLDERS’ investments consistently over time by building a perpetual earnings per share growth engine;

•	Creating a work environment that our ASSOCIATES embrace every day with opportunity to grow in their careers and the ability to provide for themselves and/or their families;

•	Gaining and maintaining the status of “Most Valued Partner” to our CUSTOMERS by their definition;

•	Providing opportunities for our best SUPPLIERS to grow and prosper with us; and

•	Giving back to the COMMUNITIES in which we live.

Our VISION is to be the BEST IN THE BUSINESS at delivering COLLABORATIVE technology solutions to INDUSTRY-LEADING technology companies.

Our GUIDING PHILOSOPHY is the Golden Rule. We consistently treat our associates, customers, suppliers, shareholders and people with whom we come into contact every day as we would like to be treated.

Using phrases like “perpetual earnings growth engine” and “best in the business” and “treating others like you would want to be treated” is not typical in most companies today. However, embedding these goals throughout PDSi encourages and enables us to think and act differently.

My second priority was to assess the current state of our business and develop a clearly defined path to achieve our mission and vision.

2006 marked the fourth consecutive year of significant sales growth, with average annual sales growth of approximately 50%. Over the past four years, sales have grown from $16 million in 2002 to $76 million in 2006. During this period we more than tripled the number of large customers (over $250,000 in annual sales) and diversified our business into key OEM markets.

These achievements, highlighted by 70% sales growth in 2006, challenged our ability to scale operations to service the higher volume and lower margin business added in recent years. Early in 2006, we developed a strategy to address these issues and strengthen our capabilities going forward. The strategy required fundamental changes in our management team, cost structure and the implementation of more rigorous processes to effectively scale our business to profitably meet current and future demands.

To build a company that can achieve sustained growth and profitability, we must have the right people in place to execute a business strategy that proactively adapts to change in products or technologies on the market, while continuing to service current products as part of lifecycle management. During 2006, we added experienced professionals to our management team to execute our strategies. George Troutman, an executive with broad-based industry and financial experience, joined PDSi as Chief Financial Officer and Treasurer in May. Sue Rothberg, a manufacturing executive with more than 20 years of experience at IBM, was appointed to the new position of Vice President of Operations and Supply Chain in October. Also in October, our founder, John Bair, assumed responsibility for PDSi’s repair operations in addition to his responsibilities as the Company’s Chief Technology and Innovation Officer. We are making solid progress improving our operations and expect that under this new leadership we will continue to enhance our capabilities and lower costs during 2007. In August 2006, we elected Benjamin Brussell, an industry veteran specializing in corporate strategies and financial transactions for technology companies, to our Board of Directors.

In June 2006, we announced a performance improvement plan to upgrade the manufacturing and repair operations at our headquarters facility in Groveport, Ohio, to open a warehouse and logistics facility nearby, and to consolidate our domestic production operations at the Groveport locations. The completion of the consolidation involved one-time charges of approximately $1.6 million, with expected annual savings of approximately $1.6 million once the California facility is re-leased. The cost of our facility in California, acquired in August 2005, was four times the cost per square foot of our facilities in Ohio, which contributed to margins below our target.

Beyond the financial costs associated with the consolidation in 2006, we also faced significant integration issues due to the timing of our move from California. Sales volume in two key accounts began to soar in the second half of the year, exposing gaps in an infrastructure in transition. The record $26 million of sales in the fourth quarter was an exceptional achievement that was only possible because of the commitment of our entire PDSi team. It also helped us identify the items to be addressed in order to achieve our goals.

Consistent with our strategy, we have been conducting an in-depth analysis of our business model to determine key factors that will contribute to sustained profitability. We have determined that productive business for PDSi:

•	Has a high level of complexity in either technology or process;

•	Is of low to medium volume not attractive to much larger electronics manufacturing services (EMS) companies; and

•	Has global business requirements most smaller EMS or specialty service companies cannot provide.

We recognize that business with these attributes has increased value-added characteristics and higher margin potential. Not all of our business fit this profile in 2006. A recent customer profitability analysis has given us a better understanding of what business is or is not a good fit for PDSi. This more disciplined approach to our business may result in slower growth than in recent years as we sharpen our focus on profitability. Initial feedback from this process is encouraging and we anticipate seeing improvement in our margins as we progress through 2007.

We are committed to profitable growth. The team we are building, full implementation of the operational improvement plan announced in June 2006, the scalability improvements initiated in the fourth quarter of 2006 and the comprehensive review of our business will position us to better balance revenue growth with profitability objectives going forward. Our sales efforts are now more focused on opportunities with customers who recognize our role as an enabler to meet their specialized product and service needs rather than a commodity service provider. These initiatives will sharpen our focus and contribute to improved long-term performance.

Many of our customers are global Fortune 500 companies with operations located on several continents. In order to serve their specialized needs, PDSi will continue to gradually expand its geographic presence beyond North America into Europe, the Middle East and Africa (EMEA) and the Asia Pacific (APAC) regions consistent with clearly defined business opportunities. In November 2006, we announced a non-binding letter of intent to acquire Aspan Computer Repair Laboratories B.V. (Aspan), located near Amsterdam, The Netherlands. Aspan’s capabilities and corporate culture are a solid fit for PDSi. It is located in a region near the headquarters of some of the world’s largest global OEMs with some of the world’s best logistics capabilities. We have established our first APAC repair and integration facility in Hong Kong. These additions to PDSi’s footprint represent low-risk investments in our future infrastructure and expanding capabilities.

Our focus for 2007 is to adhere to our business model, which specifically addresses profitability and scalability goals. We want to capitalize on the void of full capability technology enablers for OEMs and Independent Software Vendors ( ISVs) with computer hardware in their products, by:

•	Completing our operational improvement plan and showing measurable progress in terms of quality, delivery and the ability to scale efficiently;

•

Evaluating our sales strategy, processes and organization to effectively target OEMs and ISVs who recognize the value PDSi offers and whose needs are complex, with on-going programs of low to medium volume, requiring some level of global service and support;

•

Completing the replacement of several non-integrated systems accumulated through the years with one main enterprise resource planning system, a significantly upgraded version of the BaaN system acquired with GNP in 2005, to further improve our scalability and increase the reliability of our systems infrastructure; and

•	Completing the acquisition of the operations of Aspan in the Netherlands and the ramp-up of our new facility in Hong Kong, including attainment of their ISO 9000 registration.

We are excited about the future and opportunities to accomplish PDSi’s mission to improve the lives of all stakeholders and achieve our vision of the being the best in the business. Future success will be influenced by careful execution of our strategy, demonstrating that we can grow profitably, and developing a compelling value proposition for our customers within the global EMS market.

Our Annual Shareholder meeting will be on May 8, 2007. We hope you will join us. We would like to thank all of our stakeholders for their investments in PDSi and their continuing support.

Respectfully,

/s/ Michael R. Sayre

Michael R. Sayre

President and Chief Executive Officer

THE COMPANY

Pinnacle Data Systems, Inc. is located at 6600 Port Road, Groveport, Ohio 43125. We provide product lifecycle service solutions to Original Equipment Manufacturers (“OEMs”) in the medical, telecommunications, defense, imaging and computer equipment industries, among others. We offer a full range of computer and computer-related product development and manufacturing services to increase product speed to market and engineered product life, and to provide service and support to units in the field through comprehensive product lifecycle management programs encompassing depot repair, advanced exchange, contact center support and end-of-life control. For the fiscal year ended December 31, 2006, our operations are reported in two business segments: Product and Services.

Product

Our products are custom-engineered to meet specific customer or niche-industry requirements that generally cannot be met by an off-the-shelf solution. They are sold to OEMs and then typically resold to end-users as components of the OEMs’ final products. Our products are usually developed as a result of helping OEMs design, engineer, manufacture, assemble, modify, and/or integrate computer systems or components to fit their specific application needs. Many of our products are based on the high performance computer processing technologies of Sun Microsystems, Inc. (“Sun”), Intel Corporation (“Intel”) and Advanced Micro Devices, Inc. (“AMD”), three of the world’s leading producers of computer components and systems. We combine their products and other vendor off-the-shelf computer components or peripherals with technologies that we engineer and develop, such as customized circuit boards, enclosures, power supplies and other engineered components and software. By leveraging our expertise and experience in engineering and integrating our internally developed products with Sun, Intel, AMD and other vendors’ technologies, we are able to offer product solutions with minimal product design and engineering costs to our customers.

Our end-of-life product management service allows our customers to maximize their investment in technology by providing continued support for products no longer in production or supported by the original manufacturer. This allows our customers to eliminate or delay the engineering, software development and re-certification charges required to integrate new technology into their products. For example, when a computer board manufacturer stops manufacturing a particular board, its customer OEMs are left with few alternative sources for the boards they need to continue building or repairing their products. We can provide the boards, purchased from a number of available sources, either new or refurbished, or we can redesign a new board with the same form, fit and function with components that are readily available at the time.

We are a SunSoft Master Distributor authorized to provide our customers with the right to use Solaris, Sun’s UNIX operating system and we are a member of the Sun Partner Advantage Program. We are an authorized Intel Product Dealer and have earned Intel Channel Partner Premier Member status for our distinct level of competency with Intel technologies. We are an authorized AMD Gold Solution Provider. We are an authorized Hewlett-Packard Company (“HP”) Business Development Partner. We are also licensed by Microsoft Corporation to distribute embedded Microsoft operating systems.

Services

We offer complete service and support for several OEMs’ products, as well as our own, including testing, repair, inventory and logistics services. Depot repair and testing services are provided for advanced technology systems, printed circuit board assemblies, and other computer peripherals and components, where the suspect non-functioning equipment is sent to our designated depot location for testing and repair, if required. We also manage “advanced-exchange” repair programs. Our highest volume testing and repair is performed on complex printed circuit boards, systems and data storage devices for Sun, Silicon Graphics, Inc. (“SGI”) and HP. For our largest OEM customers, we maintain and share online information management systems that seamlessly connect our companies.

The Company provides professional services around the development, deployment, and support of sophisticated computer systems that are, or are in, the products of its world-leading OEM and Independent Software Vendor (“ISV”) customer base in the computer and network, medical, telecommunications, defense, imaging and aerospace equipment industries, among others. We offer a full range of engineering, product development, project and program management, integration, manufacturing and lifecycle support services designed to increase our customers’ product speed to market and engineered product life while decreasing overall costs to develop, deploy, and service their products, with depot repair, advanced exchange, contact center support and end-of-life control.

Our business model has a foundation of technical service and support programs, such as the depot repair and logistics programs we provide the field service organizations of OEMs like Sun. Over the Company’s history, our Services business and orientation have afforded us opportunities to build strong engineering talent that is leveraged for the development and sale of high-potential engineered computer solutions for specific customers and niche-industry applications. For the 2006 year, we reported revenues of $75.9 million, net loss of $1.9 million and total assets of $33.9 million. Approximately 86% of our 2006 revenues were generated from Product while 14% of our revenues were generated from Services.

See Note 11 of the Financial Statements and Supplementary Data included within this Annual Report, for further information regarding revenues, operating earnings (losses) and total assets attributable to the Company’s segments.

Revenues from outside of the United States (“U.S.”) were approximately 14%, 8%, and 14% of our total revenues in fiscal years 2006, 2005 and 2004, respectively. Direct sales the Company makes outside of the U.S. are priced in U.S. dollars. All of our export transactions are subject to U.S. Export control laws, and certain transactions could require prior approval of the U.S. Department of Commerce. Protectionist trade legislation in either the U.S. or other countries, such as a change in the current tariff structures, export compliance laws or other trade policies, could adversely affect our ability to sell, service or manufacture in international markets or to secure adequate supplies of component parts. In addition, revenues from outside the U.S. are subject to inherent risks, including the general economic and political conditions in each country.

We consider our Services and Product segments to be complementary. Our Services provide a competitive advantage in selling our products since the entire infrastructure is already in place to provide high quality service and support before and after the sale. New product development keeps our engineers and service technicians on the forefront of technologies being sold that generate new service opportunities.

FIVE YEAR SELECTED FINANCIAL INFORMATION

The following selected financial data is derived from the financial statements of the Company. The historical results presented are not necessarily indicative of future results. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data” and the related Notes included elsewhere in this Annual Report.

On August 15, 2005, the Company completed the acquisition of GNP Computers, Inc. (“GNP”), in which the Company acquired all the assets and certain liabilities of GNP. The results of the operations of GNP subsequent to August 15, 2005 are included in the Company’s statement of operations.

FIVE YEAR SELECTED FINANCIAL INFORMATION

(Dollars in thousands, except earnings per share)

	2006	2005	2004	2003	2002
FINANCIAL RESULTS

Sales
Total	$75,920	$44,606	$34,397	$22,884	$15,674
Product sales	65,344	34,444	28,351	15,595	8,367
Services sales	10,576	10,162	6,046	7,289	7,307

Gross Profits
Total	$14,317	$10,547	$8,015	$6,038	$4,609
Product	8,761	4,289	5,698	3,594	1,610
Services	5,556	6,258	2,317	2,444	2,999

Gross profit margin %
Total	18.9%	23.6%	23.3%	26.4%	29.4%
Product	13.4%	12.5%	20.1%	23.0%	19.2%
Services	52.5%	61.6%	38.3%	33.5%	41.0%

Operating expenses	$16,661	$8,739	$6,616	$5,147	$4,500
(Loss) income from operations	$(2,344)	$1,808	$1,399	$891	$109
Interest expense	$800	$289	$113	$85	$128
Net (loss) income	$(1,862)	$937	$884	$473	$(19)
Basic (loss) earnings per share	$(0.30)	$0.16	$0.16	$0.09	$—
Diluted (loss) earnings per share	$(0.30)	$0.15	$0.14	$0.08	$—

FINANCIAL POSITION
Current assets	$31,879	$23,529	$9,381	$7,787	$5,683
Net fixed assets	$1,244	$782	$971	$1,086	$1,334
Total assets	$33,858	$24,419	$10,375	$8,903	$7,063
Current liabilities	$27,164	$17,664	$5,219	$4,813	$3,418
Long-term liabilities	$675	$63	$101	$55	$93
Stockholders’ equity	$6,019	$6,692	$5,055	$4,036	$3,552

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Financial Statements and Notes contained herein. This Annual Report, including the following sections, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding the Company achieving its financial growth and profitability goals, or its sales, earnings and profitability expectations for fiscal year 2007. The words “believe,” “expect,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “seek,” “may,” and similar expressions identify forward-looking statements that speak only as of the date thereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors. These factors include changes in general economic conditions, changes in the specific markets for our products and services, adverse business conditions, changes in customer order patterns, increased competition, changes in our business or our relationship with major technology partners or significant customers, pricing pressures, lack of adequate financing to take advantage of business opportunities that may arise, lack of success in technological advancements, risks associated with our new business practices, processes and information systems, and other factors, including those discussed under “Risk Factors” disclosed on page 17 of this report.

EXECUTIVE OVERVIEW

The Company provides professional services around the development, deployment, and support of sophisticated computer systems that are, or are in, the products of the Company’s customer base that includes world-leading OEM and ISV customers in the computer and network, imaging, medical, telecommunications, and aerospace equipment industries, among others. The Company offers a full range of engineering, product development, project and program management, integration, manufacturing, and lifecycle support services designed to increase its customers’ products speed to market and engineered product life while decreasing overall costs to develop, deploy, and service their products.

The Company’s business strategy is to collaborate with world-leading OEMs and ISVs by managing the critical business activities required to successfully deploy information technology (“IT”) solutions. The Company’s approach includes redefining the outsourced IT solution through offering comprehensive, global, and information-laden solutions to fill critical supply-chain, engineering, and logistics needs to OEMs that embed information technologies in products and to ISVs who distribute their software on information technology hardware.

On August 15, 2005, the Company acquired all of the assets and assumed certain liabilities of GNP Computers, Inc. (the “2005 acquisition” or “GNP”). The assets totaled approximately $8.7 million, of which $8.3 million was receivables and inventory.

The liabilities assumed upon the acquisition consisted of a $2.3 million asset-based line of credit, payables, and other accrued liabilities of approximately $6.4 million, which included the transaction fees for both parties. Simultaneously with the 2005 acquisition, the Company paid off the asset-based line of credit. On August 9, 2005, in order to support the acquired business, the Company increased the asset-based line of credit with KeyBank National Association (“KeyBank”) to $11 million from $6 million.

The market value of the assets was essentially equal to the value of the assumed liabilities and capitalized transaction expenses. As a result, no goodwill was recorded on the transaction and no long-term debt was assumed or incurred. The results of the operations of the GNP operation subsequent to August 15, 2005 are included in the Company’s Statements of Operations.

On June 2, 2006, the Company announced an operational improvement plan (the “Plan”) to upgrade its headquarters facility in Groveport, Ohio, open a warehouse and logistics facility in Groveport, Ohio, and consolidate the Company’s Monrovia, California operations into the Groveport, Ohio facilities. The Company has invested approximately $0.4 million in 2006 to increase and improve its production, warehouse, and logistics capabilities in Ohio.

In 2006, the Company incurred $1.6 million in costs associated with executing the Plan and consolidating its production in Groveport, Ohio. The costs included $0.2 million for termination and severance benefits for associates, an accrual of $1.2 million for the estimated outstanding lease costs for the facility in Monrovia, California that provides no future economic benefit to the Company, and $0.2 million for other closure costs including travel, training, and relocation of associates and production lines. The timing of finding a tenant, or multiple tenants, and vacating the Monrovia facility could alter the estimated lease contract termination costs. Additional lease termination costs for the Company’s pro-rata share of broker fees and tenant improvements, net of rent adjustments, may create additional charges in future periods, which cannot be estimated at this time.

As a result of the Plan, the Company is working towards gaining efficiencies in its operational areas that the Company believes will result in favorable operating results. The Company continues to address its scalability needs to meet customer requirements and to achieve profitable sales growth. In addition, the Company is evaluating and challenging existing business that consistently performs below expected results and is taking a more strategic approach to new opportunities. The Company is focused on opportunities where the customer recognizes and values the Company as a partner and enabler to the customer’s specialized product and services needs.

In addition, the Company continues to evaluate viable acquisition opportunities that meet the Company’s established criteria, which include strategic fit, complementary, additive, or synergistic to the Company’s business, and projected accretive performance within less than a year.

DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discusses and analyzes the financial condition and results of operations for the years ended December 31, 2006 (“2006”), December 31, 2005 (“2005”), and December 31, 2004 (“2004”). The discussion should be read in conjunction with the financial statements of the Company and the notes thereto included elsewhere in this Annual Report.

SALES

Sales by segment for 2006, 2005 and 2004 were as follows:

	2006	2005	2004
	($ in thousands)
Total sales	$75,920	$44,606	$34,397
Product	$65,344	$34,444	$28,351
Services	$10,576	$10,162	$6,046

Sales for 2006 were $75.9 million compared to $44.6 million in 2005, an increase of 70%. The product sales totaled $65.3 million in 2006 compared to $34.4 million in 2005, an increase of 90%. The services sales totaled $10.6 million in 2006 compared to $10.2 million in 2005, an increase of 4%. The significantly higher 2006 sales compared to 2005 were due to solid organic growth in programs with existing customers coupled with the business acquired with the 2005 acquisition. The increase in product sales was primarily due to increased production and shipments in substantially all customer markets, including medical, telecommunications, computer and imaging. During the fourth quarter, the Company experienced an unusually high level of orders from our two largest customers, Sun Microsystems, Inc. and Citrix Systems, Inc. (“Citrix”), which accounted for 58% of our fourth quarter revenues and 43% of our 2006 revenues. The high level of product sales from Citrix in 2006 was at a margin too low for the Company to accept in the future. Therefore, the Company’s revenues from Citrix in 2007 will be lower.

The increase in sales from 2004 to 2005 was $10.2 million, or an increase of 30%. The product sales increased $6.1 million from 2004 to 2005, or an increase of 21%. The increase in product sales was due to increased shipments to medical, telecommunications and defense customers, which more than offset lower shipments to imaging and industrial control customers. The service sales increased $4.1 million from 2004 to 2005, or an increase of 68%. The increase in service sales, primarily test and repair services, resulted from the 2005 acquisition. Both segments increased in sales from organic growth in the second half of 2005.

The Company anticipates sales in first half of 2007 to be comparable to the first half of 2006.

In 2006, we had three customers that generated revenues of approximately $17.4 million, $15.0 million, and $5.9 million or 23%, 20%, and 8% respectively, of total revenues. In the statements of operations, approximately 2% of the revenues from these customers were included in service sales and 98% were included in product sales. In addition, these customers represented 24%, 33%, and 8%, respectively, of accounts receivable at December 31, 2006. While the Company continues to seek new opportunities with existing customers, it anticipates growth from new customers, including international customers, leading to additional customer diversification over time.

GROSS PROFIT

Gross profits for 2006, 2005 and 2004 were as follows:

	2006	2005	2004
	($ in thousands)
Total gross profit	$14,317	$10,547	$8,015
Product	$8,761	$4,289	$5,698
Services	$5,556	$6,258	$2,317

The gross profit margin percentage for 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Total gross profit	19%	24%	23%
Product	13%	12%	20%
Services	53%	62%	38%

The gross profit in 2006 was $14.3 million compared to $10.5 million in 2005, an increase of 36%. The product gross profit totaled $8.8 million in 2006 compared to $4.3 million in 2005, an increase of 104%. The services gross profit totaled $5.6 million in 2006 compared to $6.3 million in 2005, a decrease of 11%.

Gross margin as a percentage of sales declined to 19% in 2006 from 24% in 2005. This decline is due, in part, to inefficiencies caused by the transition of production from the Monrovia facility to Groveport, start-up of major new programs, completing lower margin product business, higher costs associated with producing record shipments, and change in mix of products produced and services provided. Services gross profit margins are consistently higher than product gross profit margins. As the mix of revenues has become more concentrated with product revenues, the overall gross margin has declined. Overall, service gross profit margins declined from 2005 to 2006 as the Company experienced a higher than usual margin on services delivered in the latter half of 2005. In addition, the decline in gross profit was due to incremental costs associated with redesigning the Groveport facilities for improved scalability, establishing a new logistics hub facility in Groveport, higher volume of non-recurring engineering services, as well as the write-off of certain inventories.

The increase in gross profit from 2004 to 2005 was $2.5 million, or an increase of 32%. The product gross profit decreased by $1.4 million from 2004 to 2005, or a decrease of 25%. The services gross profit increased by $3.9 million from 2004 to 2005, or an increase of 170%.

The decrease in gross profit dollars and percentage on product sales in 2005 was due to sales mix as we implemented first-time programs with large medical, imaging and network equipment customers during the year. The volume in these programs and the resulting increases in operating efficiency and gross profit contribute significantly to bottom line profitability. The increase in the gross profit dollars and percentage for service sales in 2005 was attributable to the organic growth in service sales as well as the addition of acquired customer programs.

Gross margins will vary from program to program, and the mix of programs will vary from quarter to quarter causing the gross margin percentages to vary from quarter to quarter. Consequently, it is difficult to predict gross margin results for future revenues. As the Company continues to focus on its operational improvements and efficiencies, the Company expects gross margins to improve.

OPERATING AND INTEREST EXPENSES

Operating expenses, which include selling, general and administrative (SG&A) expenses, and interest expense, for 2006, 2005 and 2004 were as follows:

	2006	2005	2004
	($ in thousands)
Operating expenses	$16,661	$8,739	$6,616
Interest expenses	800	289	113

Total expense	$17,461	$9,028	$6,729

Operating expenses in 2006 were $17.5 million compared to $9.0 million in 2005, an increase of 93%. The increase in operating expenses was due to a full year of operating expenses from the 2005 acquisition compared to approximately four months in 2005. In addition, operating expenses were affected by special one-time charges in the amount of $2.2 million in 2006, as described below.

On May 8, 2006, Silicon Graphics, Inc. (“SGI”) announced that it had reached an agreement with all of its Senior Secured bank lenders and with holders of a significant amount of its Senior Secured debt on the terms of a reorganization plan, filing voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. During the second quarter, the Company determined that a portion of the outstanding accounts receivable balance may be uncollectible, and recorded a reserve against SGI’s outstanding accounts receivables. On September 6, 2006, the Company executed an Assumption and Cure Agreement with SGI whereby SGI paid the Company 70% of the Company’s pre-petition claims on outstanding receivables, or $0.4 million. In total, the Company recorded a net charge of $0.2 million against the SGI outstanding receivables in 2006.

In addition, the Company recorded $1.6 million in 2006 for costs associated with the Plan. The costs included $0.2 million for termination and severance benefits for associates, an accrual of $1.2 million for the estimated outstanding lease costs for the facility in Monrovia, California that provides no future economic benefit to the Company, and $0.2 million for other closure costs including travel, training, and relocation of associates and production lines. The timing of finding a tenant, or multiple tenants, and vacating the Monrovia facility could alter the estimated lease contract termination costs. Additional lease termination costs for the Company’s pro-rata share of broker fees and tenant improvements, net of rent adjustments, may create additional charges in future periods, which cannot be estimated at this time.

In addition in 2006, SG&A expenses included one-time charges of approximately $0.4 million for severance expenses, primarily related to the resignation of the Company’s former President and Chief Operating Officer.

SG&A expenses as a percentage of sales 2006 and 2005 were 22% and 20%, respectively. On a pro forma basis excluding the special items noted above, totaling $2.2 million for 2006, SG&A expenses were $14.5 million, or 19% of sales.

The increase in interest expense from 2005 to 2006 was due to the use of the Company’s line of credit (the “Line”) and the addition of a short-term note to finance the assets and liabilities of the 2005 acquisition, the additional operating cash flow requirements of additional business in 2006, and rising interest rates. The increase in interest expense from 2004 to 2005 was due to higher levels of receivables and inventory related to the 2005 acquisition and higher interest rates. The average daily balance on the Line and short-term note was $10.0 million, $4.4 million, and $2.6 million in 2006, 2005 and 2004. Interest rates paid on the debt ranged from 7.25% to 8.25% in 2006, from 5.25% to 7.25% in 2005, and from 4.00% to 5.25% in 2004. With the growth attributed to the 2005 acquisition and through additional organic growth, the Company expects interest expense will be higher in the future as the Line and short-term note are used to support the additional business opportunities.

The increase in operating expense from 2004 to 2005 was $2.3 million, or an increase of 34%. A 32% increase in SG&A expenses in 2005 resulted primarily from the acquired operations along with planned increases in sales and marketing activities. The increase in SG&A expenses was comparable to the 30% increase in sales. SG&A expenses were 20% of sales in 2005, compared to 19% in 2004.

INCOME TAXES (BENEFIT) EXPENSE AND NET (LOSS) INCOME

The effective tax rates used for 2006, 2005 and 2004 were (41%), 38%, and 31%, respectively. Included in the tax benefit in 2006 was the tax affect of approximately $2.9 million of accumulated net operating loss that the Company expects to utilize as a carry back to 2005 and 2004 and receive tax refunds. The increase in the effective tax rate from 2004 to 2005 reflected a decrease in foreign sales that had provided an extra-territorial income tax incentive.

(Loss) income before taxes, income taxes (benefit) expense, and net (loss) income for 2006, 2005 and 2004 were as follows:

	2006	2005	2004
	($ in thousands)
(Loss) income before taxes	$(3,144)	$1,519	$1,286
Income tax (benefit) expense	(1,282)	582	402

Net (loss) income	$(1,862)	$937	$884

(Loss) earnings per share for 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Basic (loss) earnings per common share	$(0.30)	$0.16	$0.16
Diluted (loss) earnings per common share	$(0.30)	$0.15	$0.14
Weighted average number of shares outstanding:
Basic	6,252,209	5,867,986	5,572,811
Diluted	6,252,209	6,284,439	6,121,675

The earnings per share for the periods noted were affected by the items discussed elsewhere in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section. In 2006, although the Company had sales growth due to solid organic growth in programs with existing customers coupled with the business acquired with the 2005 acquisition, the Company incurred additional costs associated with the Plan, start up inefficiencies in the operational areas, and other one-time charges.

The Company continues to address its scalability needs to meet customer requirements and to achieve profitable sales growth. As a result of the Plan, the Company is working towards gaining efficiencies in its operational areas that will result in favorable operating results. In addition, the Company is evaluating and challenging existing businesses that consistently perform below expected results and is taking a more strategic approach to new opportunities. The Company is focused on opportunities where the customer recognizes and values the Company as a partner and enabler to the customer’s specialized product and services needs.

The increase in net income from 2004 to 2005 was due to an increase in service sales, primarily due to the acquired service operations and due to organic growth.

LIQUIDITY AND CAPITAL RESOURCES

A summary of current assets as of December 31, 2006 and 2005 were as follows:

	2006	2005
	($ in thousands)
Accounts receivable	$17,718	$12,556
Inventory	11,732	9,233
Other current assets	2,429	1,740

Total current assets	$31,879	$23,529

A summary of current liabilities as of December 31, 2006 and 2005 were as follows:

	2006	2005
	($ in thousands)
Line of credit	$9,109	$9,336
Short-term note	4,000	—
Accounts payable	11,851	6,122
Other current liabilities	2,204	2,206

Total current liabilities	$27,164	$17,664

Net cash used in operating activities were $4.3 million, $4.8 million, and $0.1 million in 2006, 2005 and 2004, respectively. Net (loss) income in 2006, 2005 and 2004 as adjusted for the effects of the non-cash items, which primarily include depreciation expense, stock-based compensation expense, accounts receivable reserves, inventory reserves, and provision for deferred taxes, used cash in operations of $2.1 million in 2006 and provided cash in operating activities of $1.3 million and $1.7 million in 2005 and 2004, respectively. Change in the working capital components required a net cash outlay of $2.1 million, $6.1 million, and $1.8 million in 2006, 2005 and 2004, respectively. In 2006, cash outlay was affected by the net loss generated for the year combined with the increased levels of accounts receivable, inventory, and accounts payable caused by the growth in revenues and production in 2006.

Net cash used in investing activities was $0.9 million, $0.1 million, and $0.3 million in 2006, 2005 and 2004, respectively. The Company’s use of cash in investing activities was for the purchase of equipment, including computer equipment and leasehold improvements in 2006, and computer equipment and software in 2005 and 2004. In 2005, the Company assumed $0.1 million cash in the 2005 acquisition. In 2007, the Company plans to re-engage the implementation of their ERP LN systems initiative and plans to have it fully implemented by the end of the year. The estimated cost of the system initiative is $1.1 million.

Net cash provided by financing activities was $4.7 million, $5.4 million, and $0.4 million in 2006, 2005 and 2004, respectively. In 2006, net cash provided by financing activities primarily included proceeds from the short term note of $4.0 million, as described below, and $0.7 million from the exercise of stock options. In 2005, the net cash provided by financing activities was used to support the 2005 acquisition and the increased business opportunities it provided.

The Company is a borrower under a revolving credit promissory note (the “Line”) dated November 19, 2003, as amended, by and between the Company and KeyBank. On September 29, 2006, the Company entered into a Sixth Amendment to Loan Agreement and Allonge to Revolving Credit Promissory Note (the “Amendment”) with KeyBank. The Amendment extended the maturity date of the Line to May 15, 2008 (previously such maturity date was May 15, 2007) and adjusted certain financial covenants. The Line provides a maximum line of credit of $11.0 million, subject to borrowing base restrictions. The borrowing base is determined as the lesser of 1) $11.0 million or 2) the sum of (a) 85% of the aggregate amount of eligible receivable accounts, plus (b) 50% of the aggregate amount of eligible inventory, not to exceed the lesser of $7.5 million or 50% of the then outstanding principal balance of all loans, (c) minus the principal balance of the Term Note (as defined below). In addition, the agreement restricts the payments of cash dividends that would cause violations of the loan covenants.

The Line is payable on demand and is collateralized by a blanket lien on all assets of the Company. As of December 31, 2006, the maximum available borrowing base was $11.0 million, with unused capacity of $1.9 million. As of December 31, 2006 and 2005, the outstanding balance on the Line was $9.1 million and $9.3 million, respectively. The average debt balance in 2006 was $10.0 million.

The outstanding balance on the Line bears interest monthly at an annual rate equal to prime rate or the overnight LIBOR plus 2.45%. The borrowing rate on the Line was 7.7625% and 7.25% at December 31, 2006 and 2005, respectively. The weighted average interest rate for 2006 was 7.94%, with the interest rate ranging from 7.25% to 8.25%. In addition, the unused Line capacity is subject to a commitment fee of 1/8%, payable quarterly in arrears.

The Line is subject to certain financial covenants, including a total debt to tangible net worth and the operating cash flow to total fixed charge ratio. As of December 31, 2006, the Company was not in compliance with these two financial covenants. KeyBank granted a waiver of the covenants for the quarter ended December 31, 2006.

Pursuant to the Amendment to the Line, the Company entered into a term loan with KeyBank, in the principal amount of $4.0 million, as evidenced by a promissory note dated September 28, 2006 (the “Term Note”). The principal amount of the Term Note will bear interest at an annual rate equal to the prime rate less 0.25%. The borrowing rate on the Term Note was 8.0% on December 31, 2006. The Term Note has a maturity date of May 15, 2007. The Term Note is secured by substantially all of the assets of the Company, as provided for in the Commercial Security Agreement entered into between the Company and KeyBank on September 29, 2006. The proceeds were used to pay the $2.0 million short-term note entered into on June 23, 2006 and to reduce the outstanding balance on the Line, thereby increasing the Line’s availability to fund working capital needs. The Company is working with KeyBank on extending the Term Note, or creating an alternative financing vehicle.

The Company’s ability to meet the terms and covenants of the Line and Term Note will be dependent upon the Company’s future performance, which will be subject to general economic conditions and financial operations. There can be no assurance that the Company’s future performance will not be affected negatively by changes in the above factors to such a degree that it affects the Company’s ability to meet the terms and covenants of the Line and Term Note.

Additional financing may be required to support the future growth plans of the Company. The future growth plans of the Company include an acquisition strategy that may include acquiring companies that are in a similar or complementary business as the Company. The Company’s acquisition strategy may be financed by the issuance of additional common or preferred stock that has been previously authorized by the shareholders. The issuance of these noted shares require the approval of the Board of Directors. The Company is evaluating acquisition targets based on similar or complementary services as currently provided by the Company that will be accretive within one year thereafter. The acquisition targets may provide large OEM customer relationships that have a potential for additional business through the synergies of the combined company (which may not be attainable by either company on their own); and/or bring resources, in terms of people, processes and/or systems, that increase the scalability of the combined businesses.

In November 2006, the Company announced an intention to acquire Aspan Computer Repair Laboratories B.V., located near Amsterdam, The Netherlands, under a non-binding letter of intent. As of the date of this Annual Report, the Company has not completed this acquisition and will not likely complete it before the expiration of the current letter of intent. Management of the Company is actively negotiating new terms for this transaction with the owner and plans to have a transaction completed by the end of 2007.

CONTRACTUAL OBLIGATIONS

The Company leases operating and sales facilities under various operating leases that expire between 2007 and 2010. The leases contain annual escalators intended to cover inflationary costs over the life of the leases. The Company has entered into employment contracts with certain key executives. Such agreements provide for annual salaries, bonuses and severances, and include non-compete and non-solicitation provisions. The following table lists the Company’s contractual obligations as of December 31, 2006:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	($ in thousands)
Revolving credit obligations (1)	$10,179	$10,179	$—	$—	$—
Term loan (1)	4,118	4,118	—	—	—
Operating lease obligations	5,766	2,088	3,584	94	—
Purchase obligations	7,119	7,119	—	—	—

Total	$27,182	$23,504	$3,584	$94	$—

(1)

Includes estimated interest expense using the 2006 end of year interest rate and the maturity dates of the respective debts. The principal balance used in the calculation was the 2006 average debt balance for the revolving credit obligation and the outstanding principal balance for the Term loan.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements with any obligation under a guarantee contract, or a retained or contingent interest in assets or similar arrangement that serves as credit, liquidity or market risk support for such assets, or any other obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument or arising out of a variable interest.

At any given point in time in the normal course of business, the Company has numerous outstanding purchase orders with vendors to purchase inventory for use in the products that are sold to the Company’s customers or are used in performing repair services for the Company’s customers. Such orders are not recorded as liabilities in the balance sheet until the material is placed on a common carrier or delivered to the Company’s facilities, depending on terms of the arrangement. The Company has no minimum purchase quantity requirements with any of its vendors.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions, and estimates that affect the amounts reported in the Financial Statements and accompanying notes. Note 2 to the Financial Statements in this Annual Report for the year ended December 31, 2006 describes the significant accounting policies and methods used in the preparation of the Financial Statements. Estimates are used for, but not limited to, the accounting for allowance for doubtful accounts and inventory reserves. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Financial Statements.

Fair Value of Financial Instruments—The estimated fair value of amounts reported in the financial statements have been determined using available market information and valuation methodologies, as applicable. The methodologies and assumptions used to estimate the fair value of each class of financial instruments are set forth below:

•	Cash, accounts receivable, accounts payable and other accrued expenses are carried at cost as this approximates fair value due to their short-term nature.

•	Line of credit and short-term notes have variable rates that reflect currently available terms and conditions for similar debt.

Revenue Recognition—Revenues are recognized when there is persuasive evidence of a sale arrangement, delivery has occurred and title, ownership, and risk of loss transfers to the customer, the price is fixed or determinable, and collection is reasonably assured. For product sales, this occurs upon transference of title to the customer. For repair sales, this occurs upon completion of the repair work and the item is either returned to the customer, or returned to a customer-owned inventory location in the Company’s warehouse in accordance with repair programs. For certain repair and maintenance programs, the customer pays a flat fee that covers multiple periods. The Company recognizes revenue on a pro-rata basis over the service period. For inventory and logistics management program, revenue is recognized in the month in which the services are provided. For non-recurring engineering projects, the Company recognizes revenue on a percentage of completion basis.

Allowance for Doubtful Accounts—The Company assesses the collectibility of the accounts receivable and provides for an allowance for doubtful accounts based on the aging of the accounts receivable balances, historical write-off experience and an on-going review of the Company’s trade customers and their ability to make payment. Credit is extended based on evaluation of customers’ financial condition and, generally, collateral is not required. Accounts receivable payment terms vary and are stated in the financial statements at amounts due from customers net of an allowance for doubtful accounts. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventory and Respective Reserves—The carrying values of component parts and finished goods represent average cost or management’s estimate of its net realizable value. Such value is based on forecasts of product orders and repair/trade-in activity in the ensuing years. Such forecasts are based on historical information, known contracts, and management’s expertise in computer hardware life cycles. If demand for the Company’s products and repair/trade-in hardware prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amount shown in the balance sheet.

Property and Equipment—Property and equipment are stated at cost. Depreciation is calculated for financial reporting purposes on a straight-line basis over the estimated service lives of the respective assets. Furniture and fixtures, computer equipment and related software, and shop equipment are depreciated over useful lives ranging from 3 to 7 years. Leasehold improvements are depreciated over the shorter of useful life or remaining lease term. Technology licenses are amortized over their terms. When assets are sold, retired, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is reported in the statement of operations. Normal maintenance and repairs are expensed as incurred, while major renewals and betterments that extend service lives are capitalized.

The Company reviews the value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will recognize an impairment loss whenever evidence exists that the carrying value is not recoverable.

Product Warranty—The Company provides a limited warranty for defects in material or workmanship on the Company’s products and repair services. The warranty periods generally range from one to two years, and involve repairing or replacing any defective component returned within the warranty period. The warranty is limited to the original customer. The historical warranty cost of material has been nominal, as most components used in the Company’s products have warranties with the component suppliers.

Plant Consolidation Costs—The Company recognizes costs associated with the plant consolidation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs

Associated with Exit or Disposal Activities” (“SFAS No. 146”). The liability and expense for costs associated with the consolidation was recognized and measured at its fair value in the period in which the liability was incurred. The one-time termination benefits for the terminated associates were ratably expensed over the remaining service period of the associates. The estimated outstanding lease costs on the abandoned facility, which has no future economic benefit to the Company, was recognized and measured at its fair value in the period the Company ceased to use the facility for its intended use. In periods subsequent to the initial estimate of the lease costs on the abandoned facility, changes in the assumptions used to calculate the liability are evaluated and adjustments to the liability are recognized in the period of change.

Stock-Based Compensation—For the years ended December 31, 2005 and 2004, the Company used the intrinsic value-based method to record compensation costs related to share-based payment transactions. The Company did not recognize compensation costs related to stock options granted to its employees and non-employee directors that had an exercise price equal to or above the market value of the underlying common stock on the date of grant in its statement of operations prior to January 1, 2006. The Company recognizes the cost of these awards on a straight-line basis over the vesting period.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised), Shared Based Payment (“SFAS No. 123(R)”), and related interpretations using the modified-prospective transition method. Under this method, the Company expenses the compensation cost for stock-based awards granted on or subsequent to January 1, 2006 over the stock options’ vesting period, and have valued them based on fair value at the grant date as determined in accordance with SFAS No. 123(R). Results for prior periods have not been restated.

In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position FAS 123(R)-3, Transition Election to Accounting for the Tax Effect of Share-Based Payment Awards (“FSP”). The FSP requires an entity to follow either the transition guidance for the additional paid-in capital pool as prescribed in SFAS No. 123(R) or the alternative transition method as described in the FSP. The Company elected to follow the transition guidance in SFAS No. 123(R), and recognized a deferred tax asset in 2006 of $333,000 on compensation expense that the Company would have deducted for any nonqualified incentive stock options at the adoption of SFAS No. 123(R). The offset is an increase to the additional paid-in capital.

Recently Issued Accounting Pronouncement—In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 “Accounting for Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 becomes effective for the Company beginning in the first quarter of 2007. The Company is currently evaluating the impact of its adoption on its financial position and results of operations, and does not expect it to have a material impact on its results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” (“SFAS No. 157”), effective for the Company beginning on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements. The Company is currently evaluating the impact of its adoption on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission (the “SEC”) released Staff Accounting Bulletin No. 108 (“SAB No. 108”), which expresses the staff’s views regarding the effects of prior year misstatements when quantifying misstatements in current year financial statements. The SEC staff issued SAB No. 108 to address the diversity in practice in quantifying material financial statement misstatements and the potential, under current practice, for the build up of improper amounts on the balance sheet. The effective date of SAB 108 is for fiscal years ending on or before November 15, 2006. This pronouncement did not have any impact on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159 (“SFAS No. 159”), “The Fair Value Option for Financial Assets and Financial Liabilities,” effective for the Company beginning on January 1, 2008. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company is currently assessing the impact of this guidance on its financial statements.

RISK FACTORS

Future results and the market price for the Company common shares are subject to numerous risks, many of which are driven by factors that cannot be controlled or predicted. Investors should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing the Company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or operating results could be seriously impaired. This section should be read in conjunction with the Financial Statements and Notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this report.

A significant portion of our revenues from product sales and services are dependent on significant customers and specific industries. Our future success in business strategy is dependent upon our ability to generate significant revenues from world-leading OEMs and ISVs development relationships. If we are unable to grow our international revenues and successfully overcome the risks inherent in international business activities, the growth of our business may be limited.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of investors, resulting in a decline in our stock price. Our quarterly revenues and operating results may fluctuate which could cause our results from operations to fall below expectations and thus impact the market price of our common stock.

Competition in professional services around the development, deployment and support of sophisticated computer systems market is significant and if we fail to compete effectively, our financial results will suffer. Reliance on a single source supplier could delay product shipments and increase our costs. Our products may have quality issues that could adversely affect our sales and reputation. If we fail to attract and retain appropriate levels of qualified employees and members of senior management, we may not be able to successfully execute our business strategy.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which could have a negative market reaction. If the site of our production and service operations were to experience a significant disruption in its operations, it would have a material adverse effect on our financial condition and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not engage in commodity trading activities and does not enter into derivative financial instruments for speculative trading purposes. The Company also does not engage in transactions in foreign currencies that would expose itself to additional market risk. In the normal course of business, the Company’s operations are exposed to interest rate risk. The primary interest rate risk exposure relates to (i) the ability to refinance the line of credit at market rates, and (ii) the impact of interest rate movements on the ability to meet interest expense requirements and financial covenants under the Company’s debt instruments.

As a borrower under the Line and Term Note, the Company is exposed to changes in interest rates. The outstanding balance on the Line bears interest at an annual rate equal to prime rate or the overnight LIBOR plus 2.45%. The borrowing rate on the Line was 7.7625% at December 31, 2006. A 1% increase in interest rate may cause an additional $0.1 million in annual expense on the total available Line of $11.0 million. The principal amount on the Term Note of $4.0 million bears interest at an annual rate equal to the prime rate less 0.25%. A 1% increase in interest rate may cause less than $0.1 million in annual expense on the Term Note. The Company believes that the effect of changes in interest rates will not adversely affect the Company’s financial position, results of operations and cash flows.

The Company’s market risk associated with foreign currency rates is not considered to be material. Through 2006, the Company had minor amounts of transactions that were denominated in currencies other than the United States dollar.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Pinnacle Data Systems, Inc.

Groveport, Ohio

We have audited the accompanying balance sheets of Pinnacle Data Systems, Inc. (the “Company”) as of December 31, 2006 and 2005 and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits. The financial statements of the Company for the year ended December 31, 2004 were audited by another independent registered public accounting firm whose report, dated February 15, 2005, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ HAUSSER + TAYLOR LLC

Columbus, Ohio

March 21, 2007

PINNACLE DATA SYSTEMS, INC.

BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS
CURRENT ASSETS
Cash	$42,000	$486,000
Accounts receivable, net of allowance for doubtful accounts of $138,000 and $70,000, respectively	17,718,000	12,556,000
Inventory, net	11,732,000	9,233,000
Prepaid expenses	499,000	421,000
Income taxes receivable	1,030,000	—
Deferred income taxes	858,000	833,000

Total current assets	31,879,000	23,529,000

PROPERTY AND EQUIPMENT
Leasehold improvements	511,000	329,000
Furniture and fixtures	408,000	389,000
Computer equipment and related software	3,373,000	2,715,000
Shop equipment	619,000	599,000

Total property and equipment, cost	4,911,000	4,032,000
Less accumulated depreciation and amortization	(3,667,000)	(3,250,000)

Total property and equipment, net	1,244,000	782,000

OTHER ASSETS
Deferred income taxes	597,000	—
Other assets	138,000	108,000

Total other assets	735,000	108,000

TOTAL ASSETS	$33,858,000	$24,419,000

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.

BALANCE SHEETS

	December 31, 2006	December 31, 2005
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Line of credit	$9,109,000	$9,336,000
Short-term note	4,000,000	—
Accounts payable	11,851,000	6,122,000
Accrued expenses:
Wages, payroll taxes and benefits	1,053,000	978,000
Other	947,000	653,000
Income taxes	—	366,000
Unearned revenue	204,000	209,000

Total current liabilities	27,164,000	17,664,000

LONG-TERM LIABILITIES
Deferred income taxes	—	63,000
Accrued other	675,000	—

Total long-term liabilities	675,000	63,000

TOTAL LIABILITIES	27,839,000	17,727,000

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY
Preferred stock; no par value; 4,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock; no par value; 25,000,000 shares authorized; 6,363,448 and 5,985,356 shares issued and outstanding, respectively	3,435,000	2,755,000
Additional paid-in capital	1,263,000	754,000
Retained earnings	1,321,000	3,183,000

Total stockholders’ equity	6,019,000	6,692,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$33,858,000	$24,419,000

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended
	December 31, 2006	December 31, 2005	December 31, 2004
SALES
Product sales	$65,344,000	$34,444,000	$28,351,000
Services sales	10,576,000	10,162,000	6,046,000

Total sales	75,920,000	44,606,000	34,397,000

COST OF SALES
Product sales	56,583,000	30,155,000	22,653,000
Services sales	5,020,000	3,904,000	3,729,000

Total cost of sales	61,603,000	34,059,000	26,382,000

GROSS PROFIT	14,317,000	10,547,000	8,015,000

OPERATING EXPENSES	16,661,000	8,739,000	6,616,000

(LOSS) INCOME FROM OPERATIONS	(2,344,000)	1,808,000	1,399,000

OTHER EXPENSE
Interest expense	800,000	289,000	113,000

(LOSS) INCOME BEFORE INCOME TAXES	(3,144,000)	1,519,000	1,286,000

INCOME TAX (BENEFIT) EXPENSE	(1,282,000)	582,000	402,000

NET (LOSS) INCOME	$(1,862,000)	$937,000	$884,000

BASIC (LOSS) EARNINGS PER COMMON SHARE	$(0.30)	$0.16	$0.16

DILUTED (LOSS) EARNINGS PER COMMON SHARE	$(0.30)	$0.15	$0.14

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
	Outstanding Shares	Amount
BALANCE—December 31, 2003	5,539,796	$2,172,000	$502,000	$1,362,000	$4,036,000

Options and warrants exercised	93,000	94,000	—	—	94,000

Treasury stock redeemed	(3,990)	—	—	—	—

Tax benefits from employee stock options plan	—	—	41,000	—	41,000

Net income	—	—	—	884,000	884,000

BALANCE—December 31, 2004	5,628,806	2,266,000	543,000	2,246,000	5,055,000

Options and warrants exercised	356,550	489,000	—	—	489,000

Tax benefits from employee stock options plan	—	—	211,000	—	211,000

Net income	—	—	—	937,000	937,000

BALANCE—December 31, 2005	5,985,356	2,755,000	754,000	3,183,000	6,692,000

Options and warrants exercised	378,092	680,000	—	—	680,000

Tax benefits from employee stock options plan	—	—	333,000	—	333,000

Stock-based compensation expense	—	—	176,000	—	176,000

Net loss	—	—	—	(1,862,000)	(1,862,000)

BALANCE—December 31, 2006	6,363,448	$3,435,000	$1,263,000	$1,321,000	$6,019,000

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended
	December 31, 2006	December 31, 2005	December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,862,000)	$937,000	$884,000

Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	417,000	485,000	554,000
Stock-based compensation expense	176,000	—	—
Provision for doubtful accounts	241,000	10,000	—
Inventory reserves	(736,000)	271,000	271,000
Provision for deferred taxes	(352,000)	(394,000)	(3,000)
Loss on disposal of property and equipment	—	2,000	2,000
(Increase)/decrease in assets:
Accounts receivable	(5,403,000)	(4,349,000)	728,000
Inventory	(1,764,000)	(970,000)	(2,405,000)
Prepaid expenses and other assets	(107,000)	(6,000)	(44,000)
Income taxes receivable	(1,030,000)	382,000	(130,000)
Increase/(decrease) in liabilities:
Accounts payable	5,395,000	(1,016,000)	(3,000)
Accrued expenses and taxes	765,000	(174,000)	37,000
Unearned revenue	(6,000)	17,000	14,000

Total adjustments	(2,404,000)	(5,742,000)	(979,000)

Net cash used in operating activities	(4,266,000)	(4,805,000)	(95,000)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(878,000)	(243,000)	(344,000)
Cash assumed from acquisition	—	125,000	—

Net cash used in investing activities	(878,000)	(118,000)	(344,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Net (payments on) proceeds from line of credit	(227,000)	6,811,000	38,000
Proceeds from short-term note	4,000,000	—	—
Outstanding checks in excess of funds on deposit	248,000	382,000	315,000
Proceeds from stock options exercised	679,000	489,000	94,000
Payment of debt assumed in acquisition	—	(2,282,000)	—
Principal payments on capital lease obligation	—	(6,000)	(5,000)

Net cash provided by financing activities	4,700,000	5,394,000	442,000

(DECREASE) INCREASE IN CASH	(444,000)	471,000	3,000
Cash at beginning of year	486,000	15,000	12,000

Cash at end of year	$42,000	$486,000	$15,000

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.

STATEMENTS OF CASH FLOWS (CONTINUED)

	For the Year Ended
	December 31, 2006	December 31, 2005	December 31, 2004
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$714,000	$253,000	$104,000

Income taxes paid, net of refunds	$457,000	$227,000	$481,000

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING TRANSACTIONS
Inventory capitalized as computer equipment	$—	$2,000	$76,000

Income tax benefit from stock option plans credited to additional paid-in-capital	$333,000	$211,000	$41,000

Equipment acquired through capital lease	$—	$—	$11,000

Assets and liabilities assumed in acquisition:
Accounts receivable		$3,818,000
Inventory		4,456,000
Prepaid expenses		104,000
Computer equipment		53,000
Other assets		157,000

Total assets		$8,588,000

Accounts payable		$4,580,000
Wages, payroll taxes and benefits		564,000
Other accrued expenses		1,110,000
Unearned revenue		178,000
Other debt		2,281,000

Total liabilities		$8,713,000

The accompanying notes are an integral part of these financial statements.

Pinnacle Data Systems, Inc.

Notes to Financial Statements

1. Organization

Nature of Business—Pinnacle Data Systems, Inc. (the “Company”) provides professional services around the development, deployment, and support of sophisticated computer systems that are, or are in, the products of its world-leading Original Equipment Manufacturer (“OEM”) and Independent Software Vendor (“ISV”) customer base in the computer and network, imaging, medical, telecommunications, defense, and aerospace equipment industries, among others. The Company offers a full range of engineering, product development, project and program management, integration, manufacturing, and lifecycle support services designed to increase its customers’ product speed to market and engineered product life while decreasing overall costs to develop, deploy, and service their products, including depot repair, advanced exchange, contact center support and end-of-life control.

On August 15, 2005, the Company acquired the assets and certain liabilities of GNP Computers, Inc. (“GNP”). The acquired operations include computer system design, manufacturing, and lifecycle management for OEMs and ISVs in a broad range of industries. The financial results of the acquired operations from the date of the acquisition are included in the financial results reported for the Company.

2. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and contingent assets, liabilities, revenue and expenses. Actual results may differ from those estimates.

Concentration of Credit Risk—Financial instruments, which potentially subject the Company to a concentration of credit risk, primarily consist of accounts receivable. The Company grants credit to its customers, which vary in terms of size, geographic location and financial strength. Customer payment terms typically range from 30 to 60 days. Customer balances are monitored and evaluated on a regular basis to ensure collectibility and to assess any known risk of loss surrounding the customer.

For 2006, the Company had three customers that generated revenues of approximately $17.4 million, $15.0 million, and $5.9 million or 23%, 20%, and 8% respectively, of total revenues. In the statements of operations, approximately 2% of the revenues from these customers were included in service sales and 98% was included in product sales. In addition, these customers represented 24%, 33%, and 8%, respectively, of accounts receivable at December 31, 2006.

For 2005, the Company had three customers that generated revenues of approximately $5.8 million, $5.5 million, and $4.4 million, or 13%, 12%, and 10%, respectively, of total revenues. In the statements of operations, approximately 3% of the revenues from these customers is included in service sales and 97% is included in product sales. In addition, these customers represented 20%, 6%, and 17%, respectively, of accounts receivable at December 31, 2005.

For 2004, the Company had three customers that generated revenues of approximately $5.6 million, $5.6 million, and $3.8 million, or 16%, 16%, and 11%, respectively, of total revenues. In the statements of operations, approximately 2% of the revenues from these customers is included in service sales and 98% is included in product sales. In addition, these customers represented 15%, 10, and 3%, respectively, of accounts receivable at December 31, 2004.

The Company’s cash balances, which are in excess of federally insured levels, are maintained at large regional financial institutions. The Company monitors the cash balances to minimize the risk of loss.

Pinnacle Data Systems, Inc.

Notes to Financial Statements

Fair Value of Financial Instruments—The estimated fair value of amounts reported in the financial statements have been determined using available market information and valuation methodologies, as applicable.

The methodologies and assumptions used to estimate the fair value of each class of financial instruments are set forth below:

•	Cash, accounts receivable, accounts payable and other accrued expenses are carried at cost as this approximates fair value due to their short-term nature.

•	Line of credit and short-term notes have variable rates that reflect currently available terms and conditions for similar debt.

Revenue Recognition—Revenues are recognized when there is persuasive evidence of a sale arrangement, delivery has occurred and title, ownership, and risk of loss transfers to the customer, the price is fixed or determinable, and collection is reasonably assured. For product sales, this occurs upon transference of title to the customer. For repair sales, this occurs upon completion of the repair work and the item is either returned to the customer, or returned to a customer-owned inventory location in the Company’s warehouse in accordance with repair programs. For certain repair and maintenance programs, the customer pays a flat fee that covers multiple periods. The Company recognizes revenue on a pro-rata basis over the service period. For inventory and logistics management program, revenue is recognized in the month in which the services are provided. For non-recurring engineering projects, the Company recognizes revenue on a percentage of completion basis.

Advertising—The Company’s advertising efforts are associated with nondirect-response programs. The costs are expensed as incurred, or when appropriate, deferred until the advertisement first occurs. The Company expensed $27,000, $93,000, and $83,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Research and Development—Research and development costs are generally customer-sponsored. Any costs not sponsored by a customer are expensed as incurred and would not have been material for the years ended December 31, 2006, 2005 and 2004.

Cash and Cash Equivalents—The Company considers liquid investments purchased with an initial term to maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2006 or 2005.

Allowance for Doubtful Accounts—The Company assesses the collectibility of the accounts receivable and provides for an allowance for doubtful accounts based on the aging of the accounts receivable balances, historical write-off experience and an on-going review of the Company’s trade customers and their ability to make payment. Credit is extended based on evaluation of customers’ financial condition and, generally, collateral is not required. Accounts receivable payment terms vary and are stated in the financial statements at amounts due from customers net of an allowance for doubtful accounts. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

On May 8, 2006, Silicon Graphics, Inc. ("SGI") announced that it had reached an agreement with all of its Senior Secured bank lenders and with holders of a significant amount of its Senior Secured debt on the terms of a reorganization plan, filing voluntary petitions under chapter 11 of the U.S. Bankruptcy Code. On September 6, 2006, the Company executed an Assumption and Cure Agreement (“Cure Agreement”) with SGI whereby SGI paid the Company 70% of the Company’s pre-petition claims on outstanding receivables, or $437,000. A net charge of $188,000 was recorded against the SGI receivables for the year ended December 31, 2006.

Pinnacle Data Systems, Inc.

Notes to Financial Statements

Inventories—Inventories are valued at average cost, not in excess of market. Inventory at December 31, 2006 and 2005 was comprised of the following (net of inventory reserves):

	December 31, 2006	December 31, 2005
Component parts (raw materials)	$9,855,000	$6,849,000
Work-in-process	1,169,000	1,075,000
Finished goods	708,000	1,309,000

	$11,732,000	$9,233,000

The carrying values of component parts and finished goods represent average cost or management’s estimate of its net realizable value. Such value is based on forecasts of product orders and repair/trade-in activity in the ensuing years. Such forecasts are based on historical information, known contracts, and management’s expertise in computer hardware life cycles. If demand for the Company’s products and repair/trade-in hardware prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amount shown in the balance sheet. At December 31, 2006 and 2005, the Company provided a reserve of approximately $1,996,000 and $2,732,000, respectively, to reduce the carrying value of inventory.

Property and Equipment—Property and equipment are stated at cost. Depreciation is calculated for financial reporting purposes on a straight-line basis over the estimated service lives of the respective assets. Furniture and fixtures, computer equipment and related software, and shop equipment are depreciated over useful lives ranging from 3 to 7 years. Leasehold improvements are depreciated over the shorter of useful life or remaining lease term. Technology licenses are amortized over their terms. When assets are sold, retired, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is reported in the statement of operations. Normal maintenance and repairs are expensed as incurred, while major renewals and betterments that extend service lives are capitalized. Depreciation expense was $417,000, $485,000, and $554,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company reviews the value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will recognize an impairment loss whenever evidence exists that the carrying value is not recoverable. The Company had no impairment charges in 2006, 2005 and 2004.

Product Warranty—The Company provides a limited warranty for defects in material or workmanship on the Company’s products and repair services. The warranty periods generally range from one to two years, and involve repairing or replacing any defective component returned within the warranty period. The warranty is limited to the original customer. The historical warranty cost of material has been nominal, as most components used in the Company’s products have warranties with the component suppliers.

Plant Consolidation Costs—The Company recognizes costs associated with the plant consolidation as discussed in Note 4 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). The liability and expense for costs associated with the consolidation was recognized and measured at its fair value in the period in which the liability was incurred. The one-time termination benefits for the terminated associates were ratably expensed over the remaining service period of the associates. The estimated outstanding lease costs on the abandoned facility, which has no future economic benefit to the Company, was recognized and measured at its fair value in the period the Company ceased to use the facility for its intended use. In periods subsequent to the initial estimate of the lease costs on the abandoned facility, changes in the assumptions used to calculate the liability are evaluated and adjustments to the liability are recognized in the period of change.

Pinnacle Data Systems, Inc.

Notes to Financial Statements

Stock-Based Compensation—For the years ended December 31, 2005 and 2004, the Company used the intrinsic value-based method to record compensation costs related to share-based payment transactions. The Company did not recognize compensation costs related to stock options granted to its employees and non-employee directors that had an exercise price equal to or above the market value of the underlying common stock on the date of grant in its statement of operations prior to January 1, 2006. The Company recognizes the cost of these awards on a straight-line basis over the vesting period.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised), Shared Based Payment (“SFAS No. 123(R)”), and related interpretations using the modified-prospective transition method. Under this method, the Company expenses the compensation cost for stock-based awards granted on or subsequent to January 1, 2006 over the stock options’ vesting period, and have valued them based on fair value at the grant date as determined in accordance with SFAS No. 123(R). Results for prior periods have not been restated. Stock based compensation expense recognized for the three month period and the year ended December 31, 2006 was $54,000 and $176,000, respectively, and was recognized as a component of “Operating Expenses” within the Statements of Operations.

Effective November 17, 2005, the Board of Directors approved the acceleration of vesting of unvested stock options previously awarded to employees and officers of the Company under various stock option plans. Because of this action, options to purchase approximately 1,186,000 shares of our common stock that would otherwise have vested over the next one to four years became fully vested.

The decision to accelerate the vesting of these options was considered to be in the best interest of the Company’s stockholders, and was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following the Company’s adoption of SFAS 123(R). Because of the acceleration of the vesting period of such options, it was anticipated the Company’s non-cash compensation expense related to these options would be reduced by approximately $890,000 (pre-tax) over fiscal years 2006 through 2009, based on estimated value as calculated using the Black-Scholes methodology.

In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position FAS 123(R)-3, Transition Election to Accounting for the Tax Effect of Share-Based Payment Awards (“FSP”). The FSP requires an entity to follow either the transition guidance for the additional paid-in capital pool as prescribed in SFAS No. 123(R) or the alternative transition method as described in the FSP. The Company elected to follow the transition guidance in SFAS No. 123(R), and recognized a deferred tax asset in 2006 of $333,000 on compensation expense that the Company would have deducted for any nonqualified incentive stock options at the adoption of SFAS No. 123(R). The offset is an increase to the additional paid-in capital.

Pro forma information regarding net (loss) income and (loss) earnings per share for 2005 and prior is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The Company utilized the intrinsic value-based method for accounting for employee stock options or similar equity instruments in 2005 and prior; therefore, the Company did not record any compensation cost in the statements of operations for stock-based employee compensation awards.

Pinnacle Data Systems, Inc.

Notes to Financial Statements

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options vesting period. The Company’s pro forma (loss) income and (loss) earnings per share are as follows for the comparative periods:

	For the Years Ended December 31,
	2005	2004
Net income (loss), as reported	$937,000	$884,000
Deduct: total stock-based compensation expense determined under the fair value method for all awards, net of related tax benefits	(1,523,000)	(337,000)

Net income (loss), pro forma	$(586,000)	$547,000

Basic earnings (loss) per common share:
As reported	$0.16	$0.16
Pro forma	$0.15	$0.14
Diluted earnings (loss) per common share:
As reported	$(0.10)	$0.10
Pro forma	$(0.10)	$0.09

Recently Issued Accounting Pronouncement—In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 “Accounting for Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 becomes effective for the Company beginning in the first quarter of 2007. The Company is currently evaluating the impact of its adoption on its financial position and results of operations, and does not expect it to have a material impact on its results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” (“SFAS No. 157”), effective for the Company beginning on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements. The Company is currently evaluating the impact of its adoption on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission (the “SEC”) released Staff Accounting Bulletin No. 108 (“SAB No. 108”), which expresses the staff’s views regarding the effects of prior year misstatements when quantifying misstatements in current year financial statements. The SEC staff issued SAB No. 108 to address the diversity in practice in quantifying material financial statement misstatements and the potential, under current practice, for the build up of improper amounts on the balance sheet. The effective date of SAB 108 is for fiscal years ending on or before November 15, 2006. This pronouncement did not have any impact on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159 (“SFAS No. 159”), “The Fair Value Option for Financial Assets and Financial Liabilities,” effective for the Company beginning on January 1, 2008. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company is currently assessing the impact of this guidance on its financial statements.

Pinnacle Data Systems, Inc.

Notes to Financial Statements

3. Life Insurance

The Company has purchased, and is the beneficiary, of a term life insurance policy on a key employee of the Company. The total amount of coverage at December 31, 2006 was $10,000,000.

4. Consolidation of Facilities

On June 2, 2006, the Company announced an operational improvement plan (the “Plan”) to upgrade its headquarters facility in Groveport, Ohio, open a warehouse and logistics facility in Groveport, Ohio, and consolidate the Company’s Monrovia, California operations into the Groveport, Ohio facilities. The Company invested approximately $400,000 in 2006 to increase and improve its production, warehouse, and logistics capabilities in Ohio.

The Company incurred $1,635,000 for the year ended December 31, 2006 for costs associated with the Plan. The amounts have been recorded as a component of “Operating Expenses” within the Statements of Operations. The costs included; $242,000 for termination and severance benefits for associates, $1,150,000 for the estimated outstanding lease costs for the facility in Monrovia, California that provides no future economic benefit to the Company, and $243,000 for other closure costs including travel, training, and relocation of associates and production lines. The timing of finding a tenant and vacating the Monrovia facility could alter the estimated lease contract termination costs. Additional lease termination costs for the Company’s pro-rata share of broker fees and tenant improvements, net of rent adjustments, may create additional charges in future periods, which cannot be estimated at this time.

The following table summarizes the accrued expenses associated with the Plan during the year ended December 31, 2006:

	Severance and Termination Benefits	Abandoned Facility	Travel, Training and Relocation Costs	Total
Accrual as of January 1, 2006	$—	$—	$—	$—
Charges to operating expense	242,000	1,150,000	243,000	1,635,000
Cash utilization	(207,000)	(282,000)	(243,000)	(732,000)

Accrual as of December 31, 2006	$35,000	$868,000	$—	$903,000

Accrual as of December 31, 2006
Current portion of accrual	$35,000	$312,000	$—	$347,000

Long term portion of accrual	$—	$556,000	$—	$556,000

5. Debt

The Company is a borrower under a revolving credit promissory note (the “Line”) dated November 19, 2003, as amended, by and between the Company and KeyBank National Association (“KeyBank”). On September 29, 2006, the Company entered into a Sixth Amendment to Loan Agreement and Allonge to Revolving Credit Promissory Note with KeyBank. The Amendment extended the maturity date of the Line to May 15, 2008 (previously such maturity date was May 15, 2007) and adjusted certain financial covenants. The Line provides a maximum line of credit of $11,000,000, subject to borrowing base restrictions. The borrowing base is determined as the lesser of 1) $11,000,000 or 2) the sum of (a) 85% of the aggregate amount of eligible receivable accounts, plus (b) 50% of the aggregate amount of eligible inventory, not to exceed the lesser of

Pinnacle Data Systems, Inc.

Notes to Financial Statements

$7,500,000 or 50% of the then outstanding principal balance of all loans, (c) minus the principal balance of the Term Note (as defined below). In addition, the agreement restricts the payments of cash dividends that would cause violations of the loan covenants.

The Line is payable on demand and is collateralized by a blanket lien on all assets of the Company. As of December 31, 2006, the maximum available borrowing base was $11,000,000, with unused capacity of $1,891,000. As of December 31, 2006 and 2005, the outstanding balance on the Line was $9,109,000 and $9,336,000, respectively. The average debt balance in 2006 was $10,055,000.

At the Company’s discretion, the outstanding balance on the Line bears interest monthly at an annual rate equal to either prime rate or the overnight LIBOR plus 2.45%. The borrowing rate on the Line was 7.7625% and 7.25% at December 31, 2006 and 2005, respectively. The weighted average interest rate for 2006 was 7.94%, with the interest rate ranging from 7.25% to 8.25%. In addition, the unused Line capacity is subject to a commitment fee of  1/8%, payable quarterly in arrears.

The Line is subject to certain financial covenants, including a total debt to tangible net worth and the operating cash flow to total fixed charge ratio. As of December 31, 2006, the Company was not in compliance with these two financial covenants. KeyBank granted a waiver of the covenants for the quarter ended December 31, 2006.

Pursuant to an amendment to the Line, the Company entered into a term loan with KeyBank, in the principal amount of $4,000,000, as evidenced by a promissory note dated September 28, 2006 (the “Term Note”). The principal amount of the Term Note will bear interest at an annual rate equal to the prime rate less 0.25%. The borrowing rate on the Term Note was 8.0% on December 31, 2006. The Term Note has a maturity date of May 15, 2007. The Term Note is secured by substantially all of the assets of the Company, as provided for in the Commercial Security Agreement entered into between the Company and KeyBank on September 29, 2006. The proceeds were used to pay the $2,000,000 short-term note entered into on June 23, 2006 and to reduce the outstanding balance on the Line, thereby increasing the Line’s availability to fund working capital needs.

6. Stock Options

On May 5, 2005, the shareholders approved and the Company adopted the 2005 Equity Incentive Plan (the “2005 Plan”), which replaced the 1995 Stock Option Plan that had been adopted on December 19, 1995 (the “1995 Plan”). For stock options granted under both plans, an employee may purchase, upon vesting, Company common stock over a ten-year period at the fair market value at time of grant. If the grantee owns more than 10% of the Company’s stock at the time of the grant, the purchase price shall be at least 110% of the fair market value and the options expire five years from the date of grant. At the inception of the 2005 Plan, the aggregate number of Company common shares that could be granted was 2,386,250 shares, which included 386,250 shares converted to the 2005 Plan from the termination of the 1995 Plan. The aggregate number of common shares that may be granted under the 2005 Plan increases on the last day of each fiscal year beginning in 2005 equal to the lessor of (a) 5% of the Company’s total outstanding shares on such date, or (b) a lesser amount determined by the Company’s Board of Directors. The annual increase in grantable shares was 318,172 and 299,268, 5% of the outstanding shares on December 31, 2006 and 2005, respectively. At December 31, 2006, under the 2005 Plan, the Company had 1,297,190 shares available for future grants. Incentive options available under the 2005 Plan must be granted by May 5, 2015.

On March 22, 2000, the Company adopted the Pinnacle Data Systems, Inc., 2000 Director Stock Option Plan (the “2000 Director Plan”), which was subsequently approved by the shareholders on June 24, 2000. Under

Pinnacle Data Systems, Inc.

Notes to Financial Statements

the Director Plan, 500,000 shares are reserved for issuance to Directors who are not employees of the Company (“Outside Directors”). For stock options granted under the Director Plan, Outside Directors may purchase, upon vesting, Company common stock over a ten-year period at the fair market value at time of grant. Before the adoption of the Director Plan, previous issuance of stock options to Outside Directors was made by entering into individual stock option agreements. At December 31, 2006 under the 2000 Director Plan, the Company had 216,000 shares available for future grants.

Although the Board of Directors has the authority to set other terms, in 2005 and prior the options granted were generally exercisable one year from the date of grant. In 2006 and going forward, the options granted will generally be exercisable in three to five years from the date of grant.

The stock option activity and weighted average exercise prices for the periods reported were as follows:

	2006		2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Employee Stock Option Plan
Outstanding at January 1	2,008,900	$2.57	1,256,950	$2.02	1,170,500	$1.92
Granted	734,000	$3.05	1,023,500	$3.02	211,500	$2.28
Exercised	(429,450)	$1.94	(222,550)	$1.20	(73,000)	$0.90
Forfeited	(549,350)	$3.11	(49,000)	$3.80	(52,050)	$2.24

Outstanding at December 31	1,764,100	$2.75	2,008,900	$2.57	1,256,950	$2.02

Exercise price range of options outstanding	$0.75 to $5.25		$0.75 to $5.25		$0.63 to $5.25

Director Stock Option Plan
Outstanding at January 1	110,000	$1.94	270,000	$1.90	290,000	$1.88
Granted	20,000	$2.80	—	—	20,000	$2.63
Exercised	—	—	(134,000)	$1.49	(20,000)	$2.35
Forfeited	—	—	(26,000)	$3.88	(20,000)	$1.82

Outstanding at December 31	130,000	$2.07	110,000	$1.94	270,000	$1.90

Exercise price range of options outstanding	$0.75 to $3.88		$0.75 to $3.88		$0.75 to $3.88

Information concerning the outstanding and exercisable options at December 31, 2006 was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.75 - $1.03	163,350	1.50	$0.85	163,350	$0.85
$1.85 - $2.70	478,950	6.54	$2.28	428,950	$2.24
$2.80 - $3.88	1,248,800	8.61	$3.11	654,800	$3.14
$4.69 - $5.25	3,000	3.79	$4.88	3,000	$4.88

	1,894,100	7.46	$2.71	1,250,100	$2.54

Pinnacle Data Systems, Inc.

Notes to Financial Statements

At December 31, 2006, the total cost related to nonvested awards not yet recognized as expense was $867,000, and will be recognized over a weighted-average period of approximately three years. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The total intrinsic value of the stock options exercised was $505,000, $546,000 and $132,000 for 2006, 2005 and 2004, respectively.

The stock options granted in 2006 were granted under the 2005 Plan. The fair value of the stock options was estimated on the grant date using the Black-Scholes option-pricing model. The weighted-average assumptions used in this valuation for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Risk-free interest rate	5.0%	4.2%	4.3%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	77.8%	71.5%	88.6%
Weighted average expected life in years	6.4	8.0	9.0
Weighted average fair value	$3.05	$3.02	$2.00

For purposes of determining the expected volatility factor, the Company used the historical price volatility of the Company’s stock price over the prior seven-year period. The approximate risk-free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term on the options granted. The Company does not expect to pay dividends on its common stock; therefore, a dividend yield of zero was used in the option-pricing model. The expected term of stock options granted is the period of time the options are expected to remain outstanding. Due to limited historical exercise data, the Company used the simplified method as provided in Staff Accounting Bulletin (“SAB”) 107 to estimate the expected term. Using this method, the expected term is calculated as the mid-point between the vesting date and the contractual term or expiration date.

7. Operating Lease

The Company leases operating and sales facilities under various operating leases that expire between 2007 and 2010. The Company has an option to extend two leases for an additional five years beyond the expiration date in 2009. Minimum future lease payments under the operating leases as of December 31, 2006 were:

2007	$2,088,000
2008	2,077,000
2009	1,507,000
2010	94,000

$5,766,000

The rent expense for operating leases and other month-to-month rental obligations totaled $1,537,000, $1,211,000 and $690,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The facility leases contain annual escalators intended to cover inflationary costs over the life of the leases.

8. Profit Sharing and 401(k) Savings Plan

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. Participation in the plan is available to all employees with a minimum three months of service, and each participant may elect to contribute a portion of their salary, subject to Internal Revenue limits.

Pinnacle Data Systems, Inc.

Notes to Financial Statements

The Company, at its discretion, may contribute to the employee’s account an amount up to 25% of the first 6% the employee contributions, with an annual maximum match of $4,500 per employee. The amount expensed for the company match was $57,000, $69,000 and $32,000 in 2006, 2005 and 2004, respectively.

9. Income Taxes

Net deferred tax assets in the Balance Sheet was as follows:

	2006	2005
Deferred tax assets
Inventory reserves	$376,000	$540,000
Lease accrual	347,000	—
Stock option	333,000	—
Net operating loss	166,000	—
Uniform capitalization	119,000	125,000
Allowance for doubtful accounts	55,000	28,000
Severance accrual	42,000	32,000
Vacation accrual	33,000	45,000
Warranty accrual	30,000	38,000
Other accruals from acquisition	6,000	25,000

Deferred tax asset	1,507,000	833,000

Deferred tax liabilities
Depreciation	52,000	63,000

Net deferred tax asset	$1,455,000	$770,000

The net current and non-current components of deferred income taxes recognized in the Balance Sheet were as follows:

	2006	2005
Current deferred income tax asset (classified as current assets)	$858,000	$833,000
Non-current deferred income tax asset (classified as other assets)	597,000	—
Non-current deferred income tax liability (classified as long-term liabilities)	—	(63,000)

	$1,455,000	$770,000

The components of the tax (benefit) expense for the years ended December 31 were as follows:

	For the Years Ended December 31,
	2006	2005	2004
Current:
Federal	$(803,000)	$738,000	$341,000
State and local	(127,000)	238,000	64,000

	(930,000)	976,000	405,000

Deferred:
Federal	(299,000)	(332,000)	—
State and local	(53,000)	(62,000)	(3,000)

	(352,000)	(394,000)	(3,000)

Total tax (benefit) expense	$(1,282,000)	$582,000	$402,000

Pinnacle Data Systems, Inc.

Notes to Financial Statements

Reconciliation of the tax expense computed at the federal statutory rate of 34% and that reported for financial statement purposes was as follows:

	For the Years Ended December 31,
	2006	2005	2004
Income tax (benefit) provision at statutory rate	$(1,069,000)	$517,000	$437,000
State income taxes, net of federal income tax provision	(79,000)	116,000	40,000
Tax effect of permanent differences	(87,000)	(13,000)	(49,000)
Other	(47,000)	(38,000)	(26,000)

Total income tax (benefit) provision	$(1,282,000)	$582,000	$402,000

At December 31, 2006, the Company had $2,878,000 of accumulated net operating loss for tax purposes. For federal purposes, the Company believes that approximately $2,777,000 will carry back to 2005 and 2004. The remaining federal tax net operating loss of $101,000 expires, if unused, in 2027. For state income tax purposes the net operating loss carry forwards of approximately $1,123,000 will expire beginning in 2008.

10. Earnings Per Common and Common Equivalent Share

Earnings per common and common equivalent shares (“EPS”) were computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding during the period. For the year ended December 31, 2006, no conversion of common stock equivalents has been assumed in the calculation since the effect would be anti-dilutive. As a result, the number of weighted average outstanding common shares and EPS are the same for basic and diluted EPS calculations for the period noted above.

The following table presents a reconciliation from basic EPS to diluted EPS for the years ended December 31, 2006, 2005 and 2004.

	For the Years Ended December 31,
	2006	2005	2004
Net (loss) income	$(1,862,000)	$937,000	$884,000
Determination of common shares:
Average common shares outstanding	6,252,209	5,867,986	5,572,811
Assumed conversions of dilutive stock options	—	416,453	548,864

Diluted average common shares outstanding	6,252,209	6,284,439	6,121,675

Basic (loss) earnings per common share:	$(0.30)	$0.16	$0.16
Diluted (loss) earnings per common share:	$(0.30)	$0.15	$0.14

At December 31, 2006, all potential common stock is considered anti-dilutive due to the net loss. The computation of diluted earnings per common shares in 2005 and 2004 excludes options to purchase 853,000 and 223,100, respectively, because the exercise price of these options was greater than the average market price of the common shares in the respective periods and therefore, they were anti-dilutive.

11. Operating Segments

The Company’s reportable segments are Product and Services. A description of the segments may be found in the Company section of this Annual Report, which includes a discussion of principal markets and distribution. The column noted as “Other” reflects the costs and assets of the functional and administrative groups of the Company that are not allocated to the reportable segments, and include engineering, finance, human resources,

Pinnacle Data Systems, Inc.

Notes to Financial Statements

quality systems, and executive management. The Company evaluates performance based on operating earnings of the Product and Services segments and the segments’ effectiveness to cover the other administrative expenses of the Company.

Segment information for the years ended December 31, 2006, 2005 and 2004 was as follows:

	For Years Ended December 31,
	2006	2005	2004
Sales
Product	$65,344,000	$34,444,000	$28,351,000
Services	10,576,000	10,162,000	6,046,000

Total sales	$75,920,000	$44,606,000	$34,397,000

Gross profit
Product	$8,761,000	$4,289,000	$5,698,000
Services	5,556,000	6,258,000	2,316,000

Total gross profit	$14,317,000	$10,547,000	$8,014,000

Income (loss) from operations
Product	$3,239,000	$367,000	$2,760,000
Services	4,276,000	5,104,000	1,337,000
Other	(9,859,000)	(3,663,000)	(2,698,000)

Total income (loss) from operations	$(2,344,000)	$1,808,000	$1,399,000

Depreciation
Product	$122,000	$221,000	$261,000
Services	106,000	91,000	127,000
Other	189,000	173,000	166,000

Total depreciation	$417,000	$485,000	$554,000

Interest expense
Other	$800,000	$289,000	$113,000

Capital expenditures
Product	$59,000	$71,000	$172,000
Services	26,000	35,000	211,000
Other	793,000	137,000	37,000

Total capital expenditures	$878,000	$243,000	$420,000

Segment information at December 31, 2006 and 2005 was as follows:

	December 31, 2006	December 31, 2005
Total assets
Product	$22,624,000	$19,713,000
Services	7,411,000	2,121,000
Other	3,823,000	2,585,000

Total assets	$33,858,000	$24,419,000

Pinnacle Data Systems, Inc.

Notes to Financial Statements

12. Pro-forma Combined Statement of Operations (Unaudited)

On August 15, 2005, the Company acquired all the assets and certain liabilities of GNP. The results of the operations of GNP subsequent to August 15, 2005 are included in the Company’s Statements of Operations.

The accompanying unaudited pro forma combined statements of operations are based on the historical financial statements of the Company and GNP after giving effect to the acquisition by the Company, and include an adjustment to decrease depreciation expense as affected by the fair value of acquired property and equipment. The pro forma data is presented for informational purposes only and may not necessarily reflect future results of operations or results of operations should the Company and GNP been operating as combined entities for the periods presented.

The unaudited pro forma combined statements of operations for the years ended December 31, 2005 and 2004 as if the acquisition of GNP had occurred on January 1, 2004 are as follows:

	For Years Ended December 31,
	2005		2004
Sales
Pinnacle Data Systems, Inc.	$44,606,000		$34,397,000
GNP	14,949,000		21,121,000
Pro forma adjustment	(3,000	) (a)	(12,000)

Total sales	$59,552,000		$55,506,000

Net Income
Pinnacle Data Systems, Inc.	$937,000		$884,000
GNP	(2,378,000)		(5,101,000)
Pro forma adjustment	139,000	(b)	653,000

Net income (loss)	$(1,302,000)		$(3,564,000)

Pinnacle Data Systems, Inc. as reported
Basic earnings per common share, pro forma	$0.16		$0.16
Diluted earnings per common share, pro forma	$0.15		$0.14
Pro forma
Basic earnings (loss) per common share, pro forma	$(0.22)		$(0.64)
Diluted earnings (loss) per common share, pro forma	$(0.22)		$(0.64)

(a)	Adjustment eliminated sales between the Company and GNP.
(b)	Adjustment to operating expense decreased depreciation as a result of purchase accounting and eliminated gross profit on sales between the Company and GNP.

Pinnacle Data Systems, Inc.

Notes to Financial Statements

13. Quarterly Financial Data (Unaudited)

The following information has been derived from unaudited financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair statement of such information.

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Sales	$14,958,000	$19,294,000	$15,395,000	$26,273,000
Gross profit	$2,826,000	$4,428,000	$2,401,000	$4,662,000
(Loss) income from operations	$(701,000)	$253,000	$(2,401,000)	$505,000
Net (loss) income	$(519,000)	$52,000	$(1,398,000)	$3,000
Basic (loss) earning per common share	$(0.09)	$0.01	$(0.22)	$—
Diluted (loss) earning per common share	$(0.09)	$0.01	$(0.22)	$—

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Sales	$7,494,000	$6,944,000	$14,270,000	$15,898,000
Gross profit	$2,023,000	$1,644,000	$3,092,000	$3,788,000
(Loss) income from operations	$425,000	$(30,000)	$628,000	$785,000
Net (loss) income	$246,000	$(38,000)	$339,000	$390,000
Basic (loss) earning per common share	$0.04	$(0.01)	$0.06	$0.07
Diluted (loss) earning per common share	$0.04	$(0.01)	$0.05	$0.06

14. Subsequent Event

On February 21, 2007, Robert B. Harris was terminated as the Company’s Vice President, Global Sales and Marketing and as the General Manager, International Business. In accordance with Mr. Harris’ employment agreement, the Company will record approximately $112,000 in first quarter 2007 for severance and benefits. In addition to severance payments, Mr. Harris will receive his earned fiscal year 2006 bonus and any unused vacation. In addition, 50% of all unvested stock options granted to Mr. Harris vested immediately and can be exercised before May 22, 2007.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)

Market Information. The Company’s common stock trades on the American Stock Exchange under the stock symbol “PNS”. Set forth below is the range of high and low sales prices of the common shares on the American Stock Exchange during 2006 and 2005.

	Range of Sales Prices
	High	Low
Fiscal Year 2006
Fourth quarter (ended December 31)	$2.85	$1.83
Third quarter (ended September 30)	$3.29	$2.30
Second quarter (ended June 30)	$4.30	$2.65
First quarter (ended March 31)	$4.25	$2.90

Fiscal Year 2005
Fourth quarter (ended December 31)	$3.20	$2.60
Third quarter (ended September 30)	$3.28	$2.70
Second quarter (ended June 30)	$3.25	$2.65
First quarter (ended March 31)	$3.34	$2.78

(b)	Holders. On March 12, 2007, there were 89 shareholders of record in the Company’s common stock. Most of the shares of Company common stock not held by officers and directors are held in street name.

(c)

Dividends. During the past five years, the Company has not paid cash dividends. Payments of dividends are within the discretion of our board of directors, although the Company’s line of credit loan agreement with KeyBank National Association restricts the payment of cash dividends that would cause a violation of the loan’s financial covenants. The Company does not intend to pay dividends in the foreseeable future.

PERFORMANCE MEASUREMENT COMPARISON

The following performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filings under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates this performance graph by reference in such filing.

The following performance graph compares the cumulative total shareholder return on the Company’s common shares from December 31, 2001 until December 31, 2006, with the cumulative total return of (a) the AMEX Composite Index and (b) the Standard and Poor’s Computer Hardware Index. The performance graph assumes the investment on December 31, 2001 of $100 in Company common shares, the AMEX Composite Index, and the Standard and Poor’s Computer Hardware Index, and that all dividends were reinvested.

The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of the Company’s common stock.

SAFE HARBOR STATEMENT

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding the Company achieving its financial growth and profitability goals, or its sales, earnings and profitability expectations for fiscal year 2007. The words “believe,” “expect,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “seek,” “may,” and similar expressions identify forward-looking statements that speak only as of the date thereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors. These factors include changes in general economic conditions, changes in the specific markets for our products and services, adverse business conditions, changes in customer order patterns, increased competition, changes in our business or our relationship with major technology partners or significant customers, pricing pressures, lack of adequate financing to take advantage of business opportunities that may arise, lack of success in technological advancements, risks associated with our new business practices, processes and information systems, and other factors, including those discussed under “Risk Factors” disclosed on page 17 of this report.

CORPORATE AND SHAREHOLDER INFORMATION

Corporate Officers	Board of Directors	Stock Symbol

John D. Bair

Chairman and Chief Technology

and Innovation Officer

Michael R. Sayre

President and Chief Executive Officer

George A. Troutman

Chief Financial Officer, Treasurer and Secretary

Corporate Office

Pinnacle Data Systems, Inc.

6600 Port Road

Groveport, OH 43125

Tel: 800.882.8282

Tel: 614.748.1150

Fax: 614.748.1209 www.pinnacle.com

Publications to Shareholders

In addition to this 2006 Annual Report, Pinnacle Data Systems, Inc. informs shareholders about the Company through the Form 10-K, the Form 10-Q Reports, the Form 8-K Reports and the Notice of the Annual Meeting of Shareholders and Proxy Statement. Copies of any of these documents may be obtained without charge on the Company’s website at www.pinnacle.com in the “Investor Relations” section or by writing to:

Pinnacle Data Systems, Inc. Attention: Investor Relations

6600 Port Road

Groveport, Ohio 43125

John D. Bair

Chairman and Chief Technology and Innovation Officer

Carl J. Aschinger, Jr.

Chairman and Chief Executive Officer,

CSC Worldwide

Benjamin Brussell

President,

Generation Management Company

Hugh C. Cathey

Principal,

Columbus Capital Partners

Thomas M. O’Leary

Manufacturing and Development Director,

Lucent Technologies (retired)

Michael R. Sayre

President and Chief Executive Officer

Annual Meeting

The annual meeting of shareholders will be held at the Blue Moon Event Center at 1604 Gateway Circle, Grove City, Ohio 43123, on Tuesday, May 8, 2007, at 10:00 a.m. (EST).

The common shares of Pinnacle Data Systems, Inc. trade on the American Stock Exchange under the symbol PNS.

Transfer Agent and Registrar

Computershare Investor
Services, LLC

Shareholder Services

2 North LaSalle Street

Chicago, IL 60602

Independent Registered Public Accounting Firm

Hausser + Taylor, LLC

191 West Nationwide Blvd.,

Suite 400

Columbus, OH 43215

Legal Counsel

Schottenstein, Zox & Dunn
Co., L.P.A.

250 West Street

Columbus, OH 43215